November 6, 2013

Via EDGAR

United States Security and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Mara L. Ransom
Ms. Elizabeth Walsh

Re: CST Brands, Inc.
Registration Statement on Form S-4
File No. 333-191165

Dear Ms. Ransom and Ms. Walsh:
Pursuant to discussions with the staff (the “Staff”) of the Securities and Exchange Commission, CST Brands, Inc. (the “Company”) hereby represents that it has filed Amendment No. 2 to the above referenced Registration Statement on Form S-4 of the Company to appropriately address the Staff’s comments relayed by telephone on November 1, 2013 regarding the addition of the undertaking pursuant to Regulation S-K Item 512(a)(6).
Please contact Tammy Floyd, Vice President and Controller of the Company, at (210) 692-2764 or Gerry Spedale of Baker Botts L.L.P. at (713) 229-1734 with any questions or if you require additional information.
Sincerely,

CST BRANDS, INC.

/s/ Tammy V. Floyd
Tammy V. Floyd
Vice President and Controller